

August 19, 2014

Via E-mail
Thomas W. Emrey
Chief Financial Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, California  91203-2306

      **Re:**    **DineEquity, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2013**
              **Filed February 26, 2014**
              **File No. 001-15283**

Dear Mr. Emrey:

We have reviewed your filing and have the following comment.  In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing any requested information.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Consolidated Balance Sheets, page 64

1.  We note that current assets includes approximately $49 million of prepaid gift cards.  Please tell us the nature of and your accounting for this asset.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief